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                                   EXHIBIT 2



                     PRESS RELEASE DATED SEPTEMBER 25, 1997






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ST. FRANCIS CAPITAL CORPORATION                 NEWS RELEASE

                                                FOR IMMEDIATE RELEASE

                                                ST. FRANCIS CAPITAL CORPORATION
                                                ADOPTS SHAREHOLDER
                                                RIGHTS PLAN

For More Information Contact:

Jon D. Sorenson
Chief Financial Officer
(414) 486-8700


         Brookfield, Wisconsin - September 25, 1997 - 4:00 p.m. (CDT) . . . St. Francis Capital Corporation ("St. Francis") (NASDAQ/NMS: STFR) announced today that its board of directors has adopted a Shareholder Rights Plan (the "Rights
Plan").   Although the Rights Plan has not been adopted in response to any specific offer or threat of takeover, Thomas R. Perz, President and Chief Executive Officer of St. Francis, said that "the Rights Plan is designed to protect St. Francis's shareholders from any unfair or coercive takeover attempt."

         Under the Rights Plan, St. Francis's shareholders of record as of October 10, 1997 will receive a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of St. Francis common stock. Subject to the terms of the Rights Plan, each Right entitles the registered holder to purchase one one-hundredth of a share of St. Francis's new series of preferred stock at an exercise price of $150. Until Rights become exercisable, outstanding St. Francis stock certificates will represent both shares of St. Francis common stock and Rights. Rights will trade with the shares of St. Francis's common stock until such time as they might become exercisable.

         Rights would not become exercisable until eleven business days after any person or group has acquired, commenced, or announced its intention to commence a tender or exchange offer to acquire 15% or more of St. Francis's common stock. Rights also become exercisable eleven business days after the disinterested members of St. Francis's Board of Directors determine that a person or group beneficially owning 10% or more of St. Francis's common stock is likely to (i) seek short-term financial gain to the detriment of the best long-term interests of St. Francis or its shareholders, or (ii) materially and adversely effect the business or prospects of St. Francis. At any time prior to such eleventh business day, the Company is entitled to redeem the Rights at $.01 per Right. If Rights become exercisable, holders of each Right, other than the acquiring or adverse person, will have the right, upon payment of the exercise price, to purchase the number of shares of the Company's common stock (in lieu of the preferred stock) which, at that time, have a market value of two times the exercise price of a Right. If the Rights become exercisable, St. Francis's Board of Directors may also exchange Rights, other than those held by the acquiring person or adverse person, in whole or in part, at an exchange ratio of one share of the Company's common stock per Right.


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         At any time after a person or group acquires 15% or more of the
Company's common stock, if the Company is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold, Rights holders other than the acquiring person or group will have the right, upon payment of the exercise price, to purchase that number of shares of common stock of the acquiring company (in lieu of preferred shares) which, at the time of the transaction, have a market value equal to two times the exercise price of a Right.

         Rights will expire on September 25, 2007. Details of the Rights distribution are contained in a "Summary of Rights" which will be mailed to all of St. Francis's shareholders of record as of October 10, 1997.

        St. Francis Capital Corporation is a unitary thrift holding company incorporated under the laws of the State of Wisconsin and engaged in the financial services business through its wholly-owned subsidiary, St.
Francis Bank, F.S.B. St. Francis's principal business is attracting retail deposits from the general public and investing those deposits, together with funds generated from other operations, primarily to originate commercial, consumer and mortgage loans within Milwaukee, Waukesha, Ozaukee, Washington, Walworth and Kenosha counties and to invest in mortgage-backed and related securities. Primary areas of lending include commercial loans, single-family and multi-family residential mortgages, home equity lines of credit, second mortgages and commercial real estate loans.

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